UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(*Check One*): ☐ Form 10-K ☐ Form 20-F ☒ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 30, 2002

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10.Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _____

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

LITHIA MOTORS, INC.
Full Name of Registrant

Former Name if Applicable

360 E. Jackson Street
Address of Principal Executive Office (*Street and Number*)

Medford, Oregon 97501
City, State, and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed: (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth (15th) calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth (5th) calendar day following the prescribed due date; and
☒	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Registrant is unable to timely file its annual report on Form 11-K for its 401(k) plan, the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan, for the period ending December 30, 2002, because the financial statements for the plan have not been completed. Registrant's accountants have been unable to complete the financial statements for the plan because the plan administrator has not provided the accountants with the necessary financial information.. See the accountant's statement attached.

PART IV - OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

      Jeffrey B. DeBoer, CFO   541   774-6868

      (Name)   (Area Code)   (Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve (12) months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                    ☒ Yes ☐ No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LITHIA MOTORS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   June 27, 2003   By /s/ Jeffrey B. DeBoer
                                             Jeffrey B. DeBoer, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

[MOSS ADAMS LETTERHEAD]

Securities and Exchange Commission
Washington, DC

We are currently unable to provide an independent auditor's report on the financial statements of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan as of and for the year ended December 30, 2002, which are required to be included in the Company's 11-K filing with the Securities and Exchange Commission. All of the required financial information is not currently available from the Plan record-keeper. We anticipate receiving the required financial information and being able to complete the audit of the financial statements soon.

/s/   Moss Adams LLP

Medford, Oregon
June 25, 2003